UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 28, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 28, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 16-29-TR	Date:	July 28, 2016
TECK REPORTS UNAUDITED SECOND QUARTER RESULTS FOR 2016

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported profit attributable to shareholders of $15 million ($0.03 per share) compared with $63 million ($0.11 per share) a year ago. Adjusted profit attributable to shareholders was $3 million, or $0.01 per share, compared with $79 million, or $0.14 per share in 2015.

“While the commodity cycle continues to be challenging, we are starting to see some positive changes in the direction of zinc and steelmaking coal prices,” said Don Lindsay, President and CEO. “We are pleased with the performance of our operations, which have continued to reduce costs while maintaining production volumes. In addition, through recent transactions, we now have no substantial bond maturities for five years.”

Highlights and Significant Items

—	Profit attributable to shareholders was $15 million and EBITDA was $468 million in the second quarter of 2016 compared with $63 million and $596 million, respectively, in the second quarter of 2015.

—	Gross profit before depreciation and amortization was $536 million in the second quarter compared with $676 million in the second quarter of 2015.

—	Cash flow from operations was $339 million in the second quarter of 2016 compared with $335 million a year ago.

—	We extended the maturity of US$1.0 billion of our US$1.2 billion revolving credit facility by two years, from June 2017 to June 2019. We also issued US$1.25 billion of five and eight-year senior unsecured notes maturing in 2021 and 2024, using the proceeds to buy back notes maturing in 2017, 2018 and 2019.

—	Our liquidity remains strong at $5.4 billion inclusive of $1.4 billion in cash at July 27, 2016 and US$3.0 billion of undrawn, committed credit facilities. Our cash balance is in line with expectations and, given current prices and exchange rates, we anticipate that we will exceed our original goal and end the year with more than $700 million.

—	We continue to achieve significant reductions of our cash unit costs at our operations. Steelmaking coal unit costs, including transportation charges, decreased to CAD$76 (US$59) per tonne in the second quarter compared with CAD$83 (US$68) per tonne a year

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com ago, while copper cash unit costs after by-product credits declined to US$1.34 per pound from US$1.49 per pound from a year ago.

—	We have reached agreements with the majority of our steelmaking coal customers for the third quarter of 2016, based on a quarterly benchmark of US$92.50 per tonne for the highest quality product, and we expect total sales in the third quarter, including spot sales, to be at least 6.8 million tonnes of steelmaking coal. We expect our realized price as compared to the current quarterly benchmark to be consistent with the typical range we normally achieve.

—	Construction of the Fort Hills oil sands project has surpassed 60% completion.

—	In early July we acquired the 2.5% minority interest stake in our Highland Valley Copper mine for $33 million. We now have a 100% interest in the mine.

—	We were named to the Best 50 Corporate Citizens in Canada ranking for the fourth consecutive year by media and investment research company Corporate Knights. The Best 50 ranks companies based on 12 sustainability metrics, including carbon productivity, gender leadership diversity, health and safety performance and pension fund quality.

—	We have updated our production and cash unit cost guidance for 2016 as a result of our strong first-half performance.

o	Steelmaking coal production is now expected to be 1.0 million tonnes higher and in the range of 26 to 27 million tonnes.
o	Copper production is now revised to 310,000 to 320,000 tonnes.
o	Mined zinc production is now revised to 645,000 to 665,000 tonnes, including co-product zinc production from our copper business unit.
o	Cost of sales at our steelmaking coal operations are expected to be $42 to $46 per tonne, down from $45 to $49 per tonne.
o	Copper unit costs after by-product credits are expected to be US$1.40 to US$1.50 per pound, down from US$1.50 to US$1.60 per pound.

2     Teck Resources Limited 2016 Second Quarter News Release

This management’s discussion and analysis is dated as at July 27, 2016 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and six months ended June 30, 2016 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2015. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2015, is available on SEDAR at www.sedar.com. This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Despite the recent modest improvements in zinc and steelmaking coal pricing, our industry continues to experience difficult business conditions and compressed operating margins, and as a result our focus continues to be on cost reduction and efficiency improvement. Partly offsetting the low commodity prices has been a stronger U.S. dollar, which has a significant positive benefit on our business, as sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar.

Steelmaking coal, copper and zinc prices in the second quarter were 13%, 22% and 12% lower, respectively in U.S. dollar terms, compared with a year ago. Although prices were lower than a year ago, they have improved from the first quarter of 2016 with steelmaking coal prices up 11%, zinc up 14%, while copper rose slightly. The outlook for steelmaking coal prices continues to improve with the third quarter benchmark price settling at US$92.50 per tonne, up from US$84 per tonne in the second quarter of 2016. Zinc market fundamentals also continued to improve after quarter end, with current prices trading at approximately US$1.00 per pound, up 15% from the second quarter average price.

In this challenging period of low commodity prices, we continue to take measures to conserve cash and strengthen our balance sheet while continuing to focus on our strategy of developing long-life assets. Our business units have been working diligently on achieving operating cost reductions and reducing capital spending. We have reduced our sustaining capital expenditures by approximately 50% since 2013 and over the past two years we have successfully reduced cash operating unit costs in our steelmaking coal, copper and zinc business units by approximately 20%, 30% and 10%, respectively. In addition, we have updated our annual guidance and expect to further reduce our cash unit costs at our steelmaking coal operations and continue to focus on cost reduction opportunities across our entire organization.

During the quarter we further strengthened our financial position with the issuance of new five and eight-year senior unsecured notes in the aggregate principal amount of US$1.25 billion. Proceeds were used to purchase notes maturing in 2017, 2018 and 2019. At the same time we extended the maturity of US$1.0 billion of our US$1.2 billion revolving credit facility by two years to June 2019. Together these transactions have significantly improved our near-term liquidity.

Construction of the Fort Hills oil sands project is progressing well and has now surpassed 60% completion. During the second quarter of 2016, wild fires in the Fort McMurray area suspended project construction for approximately four weeks. There was no damage to the Fort Hills project or any of its associated infrastructure and work on the project recommenced in early June. Despite the suspension, we still expect to produce first oil by late 2017.

3     Teck Resources Limited 2016 Second Quarter News Release

Profit and Adjusted Profit(1)

Profit attributable to shareholders was $15 million, or $0.03 per share, in the second quarter compared with $63 million or $0.11 per share in the same period last year.

Adjusted profit attributable to shareholders, before items identified in the table below, was $3 million, or $0.01 per share, in the second quarter compared with $79 million or $0.14 per share in the same period last year. The decline in adjusted profit was primarily due to lower prices for our key products and partly due to lower sales volumes. These items were partly offset by reduced unit costs in each of our business units and the favourable effect of the stronger U.S. dollar.

Profit and Adjusted Profit
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Profit attributable to shareholders as reported	$15	$63	$109	$131
Add (deduct):
Asset sales	(46)	2	(58)	(23)
Foreign exchange (gains) losses	4	-	(80)	18
Collective agreement charges	-	-	10	-
Debt repurchase losses	23	-	23	-
Tax items	7	14	7	14
Other	-	-	10	3
Adjusted profit	$3	$79	$21	$143
Adjusted earnings per share	$0.01	$0.14	$0.04	$0.25

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

In addition to the items described above, our results include various gains and losses due to changes in market prices and rates in respect of pricing adjustments, commodity derivatives, stock based compensation and the discounted value of decommissioning and restoration costs of closed mines, which totalled a $24 million charge (net) on an after-tax basis in the second quarter. We do not adjust our reported profit for these items as they occur on a regular basis.

4     Teck Resources Limited 2016 Second Quarter News Release

FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except per share data)	2016	2015	2016	2015

Revenues and profit
Revenues	$1,740	$1,999	$3,438	$4,023
Gross profit before depreciation and amortization (1)	$536	$676	$1,000	$1,361
Gross profit	$212	$311	$367	$659
EBITDA (1)	$468	$596	$985	$1,142
Profit attributable to shareholders	$15	$63	$109	$131

Cash flow
Cash flow from operations	$339	$335	$712	$709
Property, plant and equipment expenditures	$325	$329	$623	$700
Capitalized stripping costs	$122	$175	$281	$341
Investments	$25	$11	$47	$54

Balance Sheet
Cash balances			$1,271	$1,327
Total assets			$33,911	$37,248
Debt, including current portion			$9,004	$9,072

Per share amounts
Profit attributable to shareholders	$0.03	$0.11	$0.19	$0.23
Dividends declared	$0.05	$0.15	$0.05	$0.15

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except coal)
Steelmaking coal (millions tonnes)	6.7	6.6	13.3	13.4
Copper (2)	91	93	173	174
Zinc in concentrate (3)	166	179	341	345
Zinc - refined	69	75	148	150

Sales (000’s tonnes, except coal)
Steelmaking coal (millions tonnes)	6.3	6.5	12.8	13.3
Copper (2)	92	97	173	168
Zinc in concentrate (3)	95	105	224	257
Zinc - refined	72	78	150	151

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$83	$95	$79	$101
Steelmaking coal (realized CAD$/tonne)	$107	$116	$104	$122
Copper (LME cash - US$/pound)	$2.14	$2.74	$2.13	$2.69
Zinc (LME cash - US$/pound)	$0.87	$0.99	$0.82	$0.97
Average exchange rate (CAD$ per US$1.00)	$1.29	$1.23	$1.33	$1.24

Gross profit margins before depreciation (1)
Steelmaking coal	29%	28%	27%	31%
Copper	40%	45%	39%	43%
Zinc	24%	27%	23%	28%
Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5% (100% as of July 5, 2016), 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.
3)	Includes 6,000 tonnes of pre-commercial production and sales volumes for Pend Oreille in the first quarter of 2015.

5     Teck Resources Limited 2016 Second Quarter News Release

BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Revenues
Steelmaking coal	$678	$764	$1,343	$1,629
Copper	517	704	996	1,227
Zinc	544	530	1,098	1,165
Energy	1	1	1	2
Total	$1,740	$1,999	$3,438	$4,023

Gross profit, before depreciation and amortization (1)
Steelmaking coal	$198	$215	$357	$510
Copper	206	317	386	527
Zinc	131	143	256	322
Energy	1	1	1	2
Total	$536	$676	$1,000	$1,361

Gross profit
Steelmaking coal	$52	$35	$59	$144
Copper	62	171	121	268
Zinc	99	105	189	248
Energy	(1)	-	(2)	(1)
Total	$212	$311	$367	$659

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

6     Teck Resources Limited 2016 Second Quarter News Release

STEELMAKING COAL BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Coal price (realized US$/tonne)	$83	$95	$79	$101
Coal price (realized CAD$/tonne)	$107	$116	$104	$122
Production (million tonnes)	6.7	6.6	13.3	13.4
Sales (million tonnes)	6.3	6.5	12.8	13.3
Gross profit, before depreciation and amortization	$198	$215	$357	$510
Gross profit	$52	$35	$59	$144
Property, plant and equipment expenditures	$8	$23	$19	$48

Performance

Gross profit before depreciation and amortization from our steelmaking coal business unit decreased from year ago levels, as lower realized coal prices and sales volumes more than offset the benefits of our cost reduction program and lower fuel prices.

The average realized steelmaking coal price of US$83 per tonne was 13% lower than in the second quarter of 2015. The favourable effect of a stronger U.S. dollar in the second quarter partly offset the lower steelmaking coal price, which weakened by 8% in Canadian dollar terms compared with the same period a year ago.

Second quarter production of 6.7 million tonnes was 2% higher than the same period a year ago and extended the streak of excellent production results from the mines. Sales of 6.3 million tonnes were 3% lower than the same period a year ago as a result of minor shifts in the timing of customer vessels arriving to be loaded at both the start and end of the quarter.

The table below summarizes the gross profit changes, before depreciation and amortization, in our coal business unit for the quarter:

(CAD$ in millions)	Three months ended June 30,

As reported in second quarter of 2015	$215
Increase (decrease):
Steelmaking coal price realized:
US$ price	(90)
Foreign exchange	34
Sales volume	(10)
Operating costs	34
Inventory write-down	15
Net decrease	(17)
As reported in current quarter	$198

Property, plant and equipment expenditures totaled $8 million in the second quarter. Capitalized stripping costs were $76 million in the second quarter compared with $108 million a year ago.

7     Teck Resources Limited 2016 Second Quarter News Release

Markets

Benchmark steelmaking coal prices increased by US$3 per tonne from the first quarter to US$84 per tonne in the second quarter of 2016, but remain lower than the same period in 2015. Tighter supply following the implementation of production curtailments since 2014 and the reduction in China’s domestic coal production, coupled with improving demand in China and the rest of the world relative to the first quarter of 2016 resulted in an increase in the spot price assessments for steelmaking coal in the quarter. This ultimately led to an increase in the recently settled third quarter benchmark price. We note that our realized price of US$83 per tonne was very close to the benchmark price of US$84 per tonne for the quarter as the increase in spot price assessments was reflected in our spot priced sales. A better balance between demand and supply seems to be forming, with spot pricing reflecting that trend and gradually increasing.

Sales in the second quarter were lower than expected by the equivalent of approximately one capesize vessel due to a combination of late vessel arrivals and our refusal to conclude sales with customers bidding at opportunistically low prices. As a result, we have a solid lineup of vessels to start the third quarter. Assuming demand remains robust, we expect the third quarter to be the highest sales quarter of the year.

Steelmaking coal prices for the third quarter of 2016 have been agreed with the majority of our quarterly priced customers based on US$92.50 per tonne for the highest quality products. This is consistent with prices reportedly achieved by our competitors. Additional sales priced on a spot basis will reflect market conditions as sales are concluded.

Operations

Our Elkview, Greenhills and Line Creek mines each set new second quarter and first-half production records in 2016. In addition, unit cash production costs at the mines were 10% lower this quarter than in the second quarter of 2015 as a result of initiatives undertaken through our cost reduction program, slightly higher production rates and lower energy prices.

Consistent with our normal maintenance practices, we completed the majority of our processing plant annual maintenance shutdowns during the second quarter, with the remainder scheduled for early in the third quarter. As such, we expect higher production levels in the second half of 2016.

Our cost reduction initiatives continue to produce significant results and our primary focus in 2016 continues to be to reduce the costs of maintenance and supplies. In addition to these key areas, we also remain focused on improvements in equipment and labour productivity, reduced use of contractors, reduced consumable usage and limiting the use of higher cost equipment. However, a number of factors have partially offset the strong performance of our cost reduction program, including the effect of the stronger U.S. dollar on some inputs.

In the second quarter of 2016, we continued to experience the positive effects of lower diesel prices compared with a year ago, although they have increased relative to the first quarter of 2016. Combined with reduced usage from a number of our cost reduction initiatives and slightly shorter haul distances, diesel costs per tonne produced have decreased by 17% compared to the second quarter of 2015.
8     Teck Resources Limited 2016 Second Quarter News Release

Cost of Sales

Site cost of sales in the second quarter of 2016, before transportation, depreciation and inventory write-downs, was $42 per tonne, $3 per tonne or 7% lower than a year ago.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in CAD$ per tonne)	2016	2015	2016	2015

Site cost of sales	$42	$45	$43	$47
Transportation costs	34	36	34	36
Inventory write-down	-	2	-	1
Unit costs (1) (2)	$76	$83	$77	$84

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per tonne)	2016	2015	2016	2015

Site cost of sales	$32	$36	$32	$38
Transportation costs	27	30	26	29
Inventory write-down	-	2	-	1
Unit costs (1) (2)	$59	$68	$58	$68

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include capitalized stripping or capital expenditures.

Our total cost of sales for the quarter also included a $13 per tonne charge for the amortization of capitalized stripping costs and $10 per tonne for other depreciation. In U.S. dollar terms, unit costs have been reduced to $32 per tonne, $4 per tonne lower than a year ago due to reductions in site cost of sales as shown in the Canadian dollar unit cost table and the change in exchange rates.

Outlook

We are expecting sales volumes in the third quarter of 2016 to exceed 6.8 million tonnes. Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and port-loading facilities.
With the majority of our processing plant maintenance completed for the year and record production from a number of operations in the first half, we now expect our production in 2016 to be between 26 and 27 million tonnes. As a result of higher production levels, excellent results from our continued focus on our cost reduction programs and lower than expected diesel prices, we now expect our annual cost of product sold to be in the range of $42 to $46 per tonne (US$32 to US$35 per tonne), down from our initial guidance range of $45 to $49 per tonne.

9     Teck Resources Limited 2016 Second Quarter News Release

Transportation costs in 2016 are now expected to be approximately $33 to $35 per tonne as the result of lower diesel prices and higher shipments (US$25 to US$27) per tonne, down from our initial guidance range of $35 to $37 per tonne.
Capitalized stripping guidance at $290 million is being maintained as we continue to move overburden in accordance with our life of mine plans. Capitalized stripping costs have declined over the past two years reflecting the same productivity gains we have achieved in operating costs.

10     Teck Resources Limited 2016 Second Quarter News Release

COPPER BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Copper price (realized – US$/pound)	$2.15	$2.76	$2.13	$2.72
Production (000’s tonnes)	91	93	173	174
Sales (000’s tonnes)	92	97	173	168
Gross profit, before depreciation and amortization	$206	$317	$386	$527
Gross profit	$62	$171	$121	$268
Property, plant and equipment expenditures	$40	$68	$72	$144

Gross profit before depreciation and amortization from our copper business unit decreased by $111 million in the second quarter compared with a year ago (see table below). This was primarily due to lower realized copper prices and reduced by-product revenues, which more than offset positive effects of the stronger U.S. dollar and cost reduction efforts.

Second quarter copper production decreased by 2% from a year ago, but was 11% higher than the first quarter of 2016. Significantly higher production from Antamina, which was anticipated in the mine plan, was largely offset by lower production at Carmen de Andacollo and Quebrada Blanca. As a result of our significant cost reduction efforts at all of our operations, our cash unit costs, before by-product margins, declined by 17% to US$1.44 per pound compared with a year ago.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2015	$317
Increase (decrease):
Copper price realized (US$ price)	(147)
Sales volume	(12)
Co-product and by-product revenues	(32)
Unit operating costs	65
Foreign exchange	15
Net decrease	(111)
As reported in current quarter	$206

Capital expenditures totaled $40 million, including $19 million for sustaining capital and $19 million for new mine development related to the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $35 million in the second quarter, lower than $51 million a year ago, with the reduction primarily due to lower mining costs.

Markets

LME copper prices averaged US$2.14 per pound in the second quarter of 2016, down 22% from the same quarter a year ago, but up 1.2% over the previous quarter. Copper prices remained

11     Teck Resources Limited 2016 Second Quarter News Release

above US$2.00 per pound during the quarter with prices in June rising US$0.10 per pound during the month. Copper prices to the end of June are up 3.9% year to date, but continue to underperform other commodity prices.

Total reported exchange stocks fell 173,600 tonnes during the quarter to 0.4 million tonnes. Total reported global copper exchange stocks are now estimated to be 6.6 days of global consumption, well below the estimated 25 year average of 12 days of global consumption.

Copper consumption continues to rise globally, although at lower rates than last year. However, the recent decision in the U.K. to exit the European Union has increased the uncertainty in the region and could lead to delays in capital spending which could negatively impact copper demand in the short term. While the U.K. makes up less than 1% of global copper demand, Europe accounts for closer to 17% of global demand. Chinese demand continues to grow with CRU estimating that global consumption in the quarter was up 9.3% over the previous weak quarter and that Chinese growth was up over 16% in the second quarter after falling 23% in the first quarter. This was a result of stronger than expected construction and automotive growth, offset by manufacturing where high finished goods inventories in some sectors are still being worked off.

Low copper prices continue to affect current and future mine production. Miners continue to improve productivity to lower costs and maintain margins. Global market fundamentals over the medium and long-term remain positive as low prices and weak margins will continue to constrain production growth and future investment. Over the last two quarters, mine production has performed surprising well globally, with few unplanned disruptions to production this year.

Operations

Highland Valley Copper

Copper production was 38,700 tonnes in the second quarter or 3% lower than a year ago, due to lower copper grades and lower recoveries. Mill throughput was higher than a year ago due to reduced volumes of harder Valley pit ore and an increasing volume of softer, but lower grade, Lornex pit ore as planned. The transition to more Lornex ores will accelerate during the rest of year as the current high grade phase of the Valley pit will be exhausted in the third quarter. As previously disclosed, copper production is expected to be lower than normal as we mine a lower-grade phase of the mine before gradually recovering in 2018 and 2019. Molybdenum production in the second quarter of 900,000 pounds was the same as a year ago.

Operating costs in the second quarter declined by $44 million, or 28%, compared with the same period a year ago as a result of significant cost reduction efforts. Unit costs declined significantly compared to a year ago, but are expected to increase in the second half of the year with lower production as expected in our plans.

Antamina

Copper production in the second quarter increased by 32,600 tonnes compared with a year ago primarily as a result of higher grade and recovery and a significant increase in the amount of copper-only ore processed. The mix of mill feed in the quarter was 87% copper-only ore and 13% copper-zinc ore compared to 70% and 30%, respectively, in the same period a year ago.
12     Teck Resources Limited 2016 Second Quarter News Release

Zinc production of 22,800 tonnes in the second quarter decreased by 33,600 tonnes compared with a year ago due to the reduction in copper-zinc ore processed.

Mill throughput in the second quarter decreased by 1% compared with a year ago to 14.7 million tonnes, or an average of 161,600 tonnes per day. Operating costs in the second quarter were 16% higher than a year ago due to higher copper sales volumes. We continue to make good progress on cost savings and overall site production costs in the quarter were lower than a year ago.

As anticipated in the mine plan, Antamina’s zinc production is expected to increase substantially in the second half of the year compared with the first half. However, we now expect our share of zinc production to be in the range of 40,000 to 45,000 tonnes for 2016, down from our original guidance of 48,000 to 52,000 tonnes.

Quebrada Blanca

Copper production in the second quarter decreased by 27% compared with a year ago due to lower grades, ore availability constraints and depleting supergene ore reserves.

Operating costs were US$2 million lower than a year ago as a result of lower supply costs and our continued cost reduction efforts. Mine operations continue to be restricted due to geotechnical constraints, but we plan to recommence mining in some of these areas once regulatory approval is received. In the meantime, ore supply to leaching operations is being supplemented from stockpiles, which limited impact to planned cathode production.

We continue to advance the updating of environmental permits for the existing facilities of the supergene operation and expect to have our new environmental permit approved in the third quarter. Quebrada Blanca continues to optimize the resource and mine plan based upon the lower operating cost profile and current copper price. Alternative metal recovery opportunities (secondary copper recovery) continue to be evaluated.

Carmen de Andacollo

Copper production in the second quarter decreased by 11% compared with a year ago primarily as a result of lower copper grades and lower throughput due to the processing of harder ore.

Operating costs decreased by US$9 million or 15% compared with a year ago primarily due to lower costs for operating supplies and numerous other cost reduction initiatives.

Cost of Sales

Unit cash costs of product sold in the second quarter of 2016 as reported in U.S. dollars, before cash margins for by-products, decreased by US$0.27 per pound primarily due to continued cost reduction efforts and the favourable effects of a stronger U.S. dollar. Unit costs are anticipated to increase for the balance of the year as production at Highland Valley Copper is expected to decline in the second half of 2016.

13     Teck Resources Limited 2016 Second Quarter News Release

Cash margin for by-products was significantly lower compared to the same period a year ago. This was partly due to the removal of silver and gold credits at Antamina and at Carmen de Andacollo as a result of the streaming agreements that were completed in the second half of 2015, which reduced by-product credits by approximately US$0.07 per pound in the second quarter of 2016. In addition, reduced zinc sales from Antamina further decreased by-product credits by US$0.06 per pound in the second quarter of 2016 in comparison to the same period a year ago.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2016	2015	2016	2015

Adjusted cash cost of sales (1)	$1.22	$1.47	$1.18	$1.51
Smelter processing charges	0.22	0.24	0.23	0.24
Total cash unit costs before by-product margins (1)	$1.44	$1.71	$1.41	$1.75
Cash margin for by-products (1) (2)	(0.10)	(0.22)	(0.10)	(0.24)
Total cash unit costs after by-product margins (1)	$1.34	$1.49	$1.31	$1.51

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

During the second quarter of 2016, activities continued to focus on capital optimization and permitting for the Quebrada Blanca Phase 2 project. We expect to complete a new cost estimate later in the year as engineering on recent design changes progresses, including incorporating the new tailings facility location. We now anticipate submitting the Social and Environmental Impact Assessment (SEIA) for the project to the authorities in the third quarter of 2016.
NuevaUnión (formerly Project Corridor)

During the second quarter, we completed evaluations of development alternatives to further enhance the value of the project and initiated trade-off studies in advance of the pre-feasibility study which is set to start in the second half of 2016. In combination with community consultations, we expect to commence environmental baseline studies shortly.

Other Copper Projects

During the second quarter, a pre-feasibility study was completed at the Zafranal copper-gold project located in southern Peru, in which we hold a 50% interest. We are currently in discussions with our partners as to the next steps to advance the project.

14     Teck Resources Limited 2016 Second Quarter News Release

Outlook

We now expect 2016 copper production to be between 310,000 to 320,000 tonnes. Production is still anticipated to decline over the next two quarters as previously announced, with the final quarter being the weakest due to significantly lower grades at Highland Valley Copper.

Based on the strong performance in the first half of the year and ongoing cost reduction efforts, we now expect our full year copper unit costs, after by-products, to decline from a range of US$1.50 to US$1.60 per pound, to US$1.40 to US$1.50 per pound.

15     Teck Resources Limited 2016 Second Quarter News Release

ZINC BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Zinc price (realized – US$/lb)	$0.85	$0.98	$0.80	$0.98
Production (000’s tonnes)
Refined zinc	69	75	148	150
Zinc in concentrate (1)	161	163	326	315
Sales (000’s tonnes)
Refined zinc	72	78	150	151
Zinc in concentrate (1)	92	88	212	228
Gross profit before depreciation and amortization	$131	$143	$256	$322
Gross profit	$99	$105	$189	$248
Property, plant and equipment expenditures	$39	$25	$75	$41

Note:
1)	Represents production and sales from Red Dog and Pend Oreille, including 6,000 tonnes of pre-commercial production and sales volume for Pend Oreille in the first quarter of 2015. Excludes co-product zinc production from our copper business unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit decreased by $12 million in the second quarter (see table below). Contributing to the decreased gross profit were lower zinc prices, partially offset by the stronger U.S. dollar and cost reduction efforts.

Red Dog’s zinc production in the second quarter was similar to a year ago, while refined zinc production at Trail declined by 8% primarily due to a replenishment of in-process inventories. Refined lead production at Trail set a new quarterly record of 26,800 tonnes in the quarter.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

(CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2015	$143
Increase (decrease):
Zinc price realized (US$ price)	(40)
Co-product and by-product contribution	7
Unit operating costs	10
Foreign exchange	14
Other	(3)
Net decrease	(12)
As reported in current quarter	$131

Capital expenditures include $36 million for sustaining capital in the second quarter.

16     Teck Resources Limited 2016 Second Quarter News Release

Markets

LME zinc prices averaged US$0.87 per pound in the second quarter of 2016, a decrease of 12% from the same period a year ago, but an increase of 14% over the prior quarter. Zinc prices increased during the quarter from just below US$0.80 per pound early in the quarter to above US$0.95 per pound at the end of the quarter despite three large one-day deliveries of zinc metal into the LME warehouse in New Orleans.

Total reported zinc exchange stocks fell 57,050 tonnes during the quarter to 649,270 tonnes, and year to date exchange stocks are down 16,000 tonnes. Total global reported exchange stocks are estimated at 16 days of global consumption, down from the 25 year average of 23 days.

Demand for refined zinc in our key North American markets remained well supported this quarter with our customers seeing better markets, better prices and higher utilization rates after trade action reduced the high galvanized sheet imports and some plants in the U.S. remain idled. While excess zinc metal stocks still need to be worked off, metal premiums remained stable.

Stocks of both zinc metal and concentrates have continued to decline since peaking in late 2012. Zinc supply is expected to become constrained this year with mine closures now impacting spot concentrate treatment charges. Tightness in the concentrate market is starting to limit refined production, putting pressure on the market to remove additional stocks of metal from the terminal market and other off-exchange stocks. In China, mine production is down 6% or 138,000 tonnes to June 2016 compared with last year and imports of concentrates are down 33% to June, or 203,000 tonnes. At the same time, demand for refined metal remains strong with imports up 84% year to date in June or up 150,000 tonnes.

Operations

Red Dog

Zinc production in the second quarter was 1% lower than a year ago as lower mill throughput and recoveries were mostly offset by higher zinc grades. Lead production declined by 13% compared to a year ago primarily due to lower grades and recoveries. Zinc production is anticipated to decline in the second half of the year, consistent with the mine plan, due to lower ore grades.

Zinc sales volumes of 84,800 tonnes were 6% higher than the second quarter of 2015

Operating costs of US$21 million in the second quarter were slightly lower than a year ago. Capitalized stripping costs were US$9 million in the second quarter compared with US$13 million a year ago.

Trail

Despite similar throughput, refined zinc production was 8% lower compared with a year ago as in-process inventory levels were replenished following a drawn-down at the end of the first quarter. Refined lead production of 26,800 tonnes set a new quarterly production record, achieving production volumes 67% higher than a year ago. Increased lead production volumes
17     Teck Resources Limited 2016 Second Quarter News Release

in 2016 were a result of improved operating reliability and higher lead inputs in the feed mix compared to last year.

Operating costs in the second quarter of $97 million were 7% lower than a year ago. Labour costs were slightly lower as a result of cost reduction initiatives and maintenance costs were lower reflecting timing and nature of maintenance shutdown work.

Sustaining capital expenditures in the quarter included $9 million for upgrades to the smelter feed building, $7 million for the water treatment plant and $9 million for various other small projects.

Pend Oreille

Mill throughput was 1,750 tonnes per day in the second quarter, or about 88% of design capacity of 2,000 tonnes per day. Pillar recovery mining increased significantly compared to 2015 providing a more stable source of ore.

Zinc production during the quarter was 6% lower than the same period last year primarily due to lower grade. Lead production was 13% lower due to lower grade and recovery.

Outlook

We now expect 2016 mined zinc production, including co-product zinc production from our copper business unit, to be between 645,000 to 665,000 tonnes. We expect Red Dog’s zinc production to be at the top-end of our guidance of 570,000 tonnes in 2016.

The Red Dog concentrate shipping season commenced on July 6 with the first vessel sailing. We expect sales of 150,000 tonnes of contained zinc in the third quarter and 190,000 tonnes in the fourth quarter, reflecting the normal seasonal pattern of Red Dog sales.

The zinc concentrate market continues to show a deficit following the closure and suspension of several large zinc mines last year. Treatment charges paid by miners to smelters continue to drop in the open market as concentrate stocks diminish. This mine production shortfall will start to affect refined metal production. Despite uncertainty in Europe following the Brexit vote, the global refined metal market is still projected to grow at approximately 3.0% per annum over the next two years. With the combination of lower supply and sustained growth, global zinc refined metal inventories are projected to continue to fall.

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ENERGY BUSINESS UNIT

Fort Hills Project
There was no damage to the Fort Hills project or any of its associated regional infrastructure as a result of the wild fire in May that caused widespread damage in the Fort McMurray area of Alberta. However, construction onsite was interrupted for approximately one month. Work at the site recommenced in early June and the project has been ramped back up to planned workforce levels.

Suncor, the operator of the project, is currently assessing the impact of the wildfire interruption, including schedule mitigation strategies and expects to be in a position to provide an update on the project at the end of the year once the module programs are complete and the site has reached peak construction levels. Notwithstanding the progress to date, achievement of cost and schedule targets will depend on a number of factors including timely material deliveries and maintaining good labour productivities as the project moves through peak construction.

In the second quarter, our capital expenditures were $231 million. A weaker Canadian dollar has increased costs for the portion of plant and equipment purchased from foreign jurisdictions. Our share of Fort Hills cash expenditures in 2016 is estimated at $960 million.

Engineering is essentially complete and construction is progressing well and has surpassed 60% completion. First oil is expected near the end of 2017, with 90% of our gross planned production capacity of 180,000 barrels per day (bpd) expected within 12 months. Our share of production is expected to be 36,000 bpd (13 million barrels per year) of high-quality bitumen.

We are continuing to review options to sell diluted bitumen into the North American and overseas markets which may include the use of pipelines from Hardisty, Alberta or rail to access U.S. Gulf Coast refineries and tidewater ports.

Frontier Energy Project

The Frontier project regulatory application review continues with the provincial and federal regulators signing the joint panel agreement and appointing three members to the Frontier hearing panel. The regulatory review process is expected to continue through 2016; making 2017 the earliest a federal decision statement is expected for Frontier. Our expenditures on Frontier are limited to supporting this process. We are evaluating the future project schedule and development options as part of our ongoing capital review and prioritization process in response to current market conditions.

Wintering Hills Wind Power Facility

During the second quarter, our share of the power generation from Wintering Hills was 37 GWhs, resulting in 24,000 tonnes of CO2 equivalent offsets. Our share of expected power generation in 2016 is 135 GWhs, resulting in approximately 85,000 tonnes of CO2 equivalent offsets, although actual generation will depend on weather conditions and other factors.

19     Teck Resources Limited 2016 Second Quarter News Release

OTHER OPERATING COST AND EXPENSES

Other operating expenses, net of other income, were $28 million in the second quarter compared with $21 million a year ago. We recorded various non-cash gains and losses due to changes in market prices and rates in respect of pricing adjustments, commodity derivatives, stock based compensation and the discounted value of decommissioning and restoration provisions for closed mines which totalled $32 million on a pre-tax basis ($24 million after-tax). Pricing adjustments in the second quarter included negative pricing adjustments on silver of $12 million and positive pricing adjustments on zinc and copper of $6 million and $3 million, respectively.

The table below outlines our outstanding receivable positions, provisionally valued at March 31, 2016 and June 30, 2016.

	Outstanding at		Outstanding at
	March 31, 2016		June 30, 2016
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	230	2.19	193	2.19
Zinc	109	0.81	91	0.95

Finance expense was $84 million in the second quarter, $6 million higher than a year ago. Debt interest expense increased due to the effect of the stronger U.S. dollar, as all our debt and related interest expense is U.S. dollar denominated. We expect our interest expense to rise by approximately US$65 million in 2017 as a result of our recent liability management transactions. It was offset by increased capitalized interest. In addition, fees for letters of credit issued as security for our decommissioning and restoration obligations and for certain contracted obligations described below in the financial position and liquidity section increased by $5 million.

Income and resource taxes for the second quarter were $47 million, or 80% of pre-tax profits. This rate is higher than the Canadian statutory rate of 26% as a result of resource taxes and higher rates in foreign jurisdictions. As higher rates are applied to our mining profits relative to our overhead and finance costs, our overall effective tax rate tends to rise significantly in times of lower profitability. In addition, lower tax rates on our loss from debt repurchase have contributed to a higher effective tax rate. Furthermore, the expiry of Antamina’s tax stability agreement now requires Antamina to report in Peruvian soles rather than its U.S. dollar functional currency for tax filing purposes. This will result in ongoing adjustments to our tax balances which will affect our tax provision each quarter. While these fluctuations are not expected to be significant on an overall basis, the negative adjustment this quarter had a significant effect on the effective tax rate given the magnitude of our quarterly earnings. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

20     Teck Resources Limited 2016 Second Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	June 30,	December 31,
	2016	2015

Term notes	$6,840	$6,839
Other	131	122
Total debt (US$ in millions)	$6,971	$6,961

Canadian $ equivalent (1)	9,004	9,634
Less cash balances	(1,271)	(1,887)
Net debt	$7,733	$7,747

Debt to debt-plus-equity ratio (2) (3)	35%	37%
Net-debt to net-debt-plus-equity ratio (2)	32%	32%
Average interest rate	5.7%	4.8%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our obligations under all our bank credit facilities are guaranteed by a number of our wholly owned subsidiaries on a senior unsecured basis. The only financial covenant under our bank credit agreements is the requirement for our debt to debt plus equity ratio to not exceed 50%. This ratio was 35% at June 30, 2016.

Our committed credit facilities are our US$3.0 billion revolving credit facility and US$1.2 billion revolving credit facility. In June 2016, we made certain amendments to the terms of our US$1.2 billion credit facility, including a maturity extension from June 2017 to June 2019 for US$1.0 billion of commitments. Both of our committed credit facilities received guarantees from certain of our subsidiaries. These amendments are described in Note 5(c) to our financial statements. There were no other amendments to the terms of our US$3.0 billion credit facility, which matures in July 2020.

As at June 30, there were no amounts outstanding under the US$3 billion facility and there was US$806 million of letters of credit outstanding under the US$1.2 billion facility. Of the US$806 million of letters of credit, an aggregate of US$672 million was issued in respect of long-term power purchase agreements for the Quebrada Blanca Phase 2 project and the remainder relate to certain pipeline and storage agreements for our Fort Hills project.

In addition to our two revolving committed credit facilities, we also maintain uncommitted bilateral credit facilities with various banks and with Export Development Canada for the issuance of letters of credit, primarily to support our future reclamation obligations. At June 30,

21     Teck Resources Limited 2016 Second Quarter News Release

2016, these facilities totaled $1.65 billion and outstanding letters of credit issued thereunder were $1.5 billion. In connection with an update to the Red Dog closure plan, we expect a US$135 million increase in the financial assurance required by the State of Alaska in the third quarter. We have ample undrawn capacity under our committed credit facilities to address this new requirement. We may be required to post additional security in respect of reclamation at other sites in future periods as regulatory requirements change and closure plans are updated.

Operating Cash Flow

Cash flow from operations was $339 million in the second quarter compared with $335 million a year ago.

Changes in working capital items resulted in a use of cash of $109 million in the second quarter compared with $170 million a year ago. The increase in working capital in each quarter was primarily due to the seasonal buildup of supply inventories at Red Dog and higher receivables and inventory levels at other operations due to timing of shipments.

Investing Activities

Expenditures on property, plant and equipment were $325 million in the second quarter, similar to $329 million a year ago. Included in the spending was $231 million for the Fort Hills oil sands project, $62 million on sustaining capital, $19 million for Quebrada Blanca Phase 2 and $8 million on major enhancement projects. The largest components of sustaining expenditures were $25 million at Trail and approximately $12 million each at Red Dog and Antamina. Major enhancement expenditures included approximately $3 million at our coal operations.

Capitalized stripping expenditures were $122 million in the second quarter compared with $175 million a year ago. The majority of this item constitutes the advancement of pits for future production at our coal mines.

During the quarter we received proceeds of $89 million for the sale of assets including $60 million for the sale of royalties of exploration and development projects.

The table below summarizes our year-to-date capital spending for 2016:

(CAD$ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub- total	Capitalized Stripping	Total

Steelmaking coal	$13	$6	$-	$19	$171	$190
Copper	32	5	35	72	84	156
Zinc	70	5	-	75	26	101
Energy	3	-	453	456	-	456
Corporate	1	-	-	1	-	1
	$119	$16	$488	$623	$281	$904

22     Teck Resources Limited 2016 Second Quarter News Release

Financing Activities

In June 2016, we issued US$650 million of senior unsecured notes due June 2021 with a coupon of 8.00% and US$600 million of senior unsecured notes due June 2024 with a coupon of 8.50%. These notes are guaranteed on a senior unsecured basis by various wholly owned subsidiaries of Teck and are described in Note 5(a) to our financial statements.

The net proceeds from these issuances and available cash were used to finance the purchase of US$1.25 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers. The purchased notes comprise US$266 million of 3.15% notes due 2017, US$284 million of 3.85% notes due 2017, US$478 million of 2.50% notes due 2018 and US$222 million of 3.00% notes due 2019. The notes tender offer is described in Note 5(b) to our financial statements.

OUTLOOK

We are seeing some recent improvements in market conditions for zinc and steelmaking coal. While pricing is improving, pricing levels remain low generally, limiting investment in future production and expansion. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. We are also significantly affected by foreign exchange rates. In the last twelve months, the U.S. dollar quarterly average has strengthened by approximately 8% against the Canadian dollar, which has had a positive effect on the profitability of our Canadian operations and translation of profits from our foreign operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars.

Our labour agreements at the Elkview and Fording River mines have expired and the agreement for Highland Valley Copper will also expire at the end of the third quarter. Negotiations are underway at Elkview and Fording River, and will get underway at Highland Valley Copper in the third quarter.

23     Teck Resources Limited 2016 Second Quarter News Release

Commodity Price Sensitivity

We have updated our annual Canadian/U.S. dollar exchange rate and commodity price sensitivities based on current commodity prices, a Canadian/U.S. dollar exchange rate of $1.30 and our updated 2016 mid-range production estimates.

	Updated
	2016 Mid-Range		Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates (1)	Change	On Profit (2)	EBITDA (2)

US$ exchange		CAD$0.01	$22 million	$35 million
Steelmaking coal (000’s tonnes) (3)	26,500	US$1/tonne	$20 million	$31 million
Copper (tonnes)	315,000	US$0.01/lb	$5 million	$8 million
Zinc (tonnes) (4)	950,000	US$0.01/lb	$9 million	$13 million

(1)	All production estimates are subject to change based on market and operating conditions.
(2)
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

(3)	Based on a US$1/tonne change in benchmark premium steelmaking coal price.
(4)	Zinc includes 295,000 tonnes of refined zinc and 655,000 tonnes of zinc contained in concentrate.

Cash Unit Costs

As a result of our continued cost reduction initiatives, we have revised our annual estimated cash production unit costs downward. The revised unit cost ranges are noted in the table below.

	Updated	Previous

Steelmaking coal (per tonne)	CAD$42 – $46	CAD$45 – $49
Copper (per pound, before by-products credits)	US$1.50 – $1.60	US$1.65 – $1.75
Copper (per pound, after by-products credits)	US$1.40 – $1.50	US$1.50 – $1.60

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2016, $5.4 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

24     Teck Resources Limited 2016 Second Quarter News Release

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, and settlements receivable and payable and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2016		2015				2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$1,740	$1,698	$2,135	$2,101	$1,999	$2,024	$2,256	$2,250	$2,009

Gross profit	212	155	281	339	311	348	416	414	298

EBITDA (1)	468	517	(269)	(2,506)	596	546	582	651	558

Profit (loss) attributable to shareholders	15	94	(459)	(2,146)	63	68	129	84	80

Earnings(loss) per share	$0.03	$0.16	$(0.80)	$(3.73)	$0.11	$0.12	$0.23	$0.14	$0.14

Cash flow from operations	339	373	693	560	335	374	743	554	436

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

OUTSTANDING SHARE DATA

As at July 27, 2016 there were 567.0 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 24.0 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 22 of our 2015 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

25     Teck Resources Limited 2016 Second Quarter News Release

SIGNIFICANT ACCOUNTING ESTIMATES

In preparing consolidated financial statements, management makes estimates that affect the reported amounts of assets, liabilities, revenues and expenses across all reportable segments. Management makes estimates that are believed to be reasonable under the circumstances. Our estimates are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Our critical accounting estimates that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year include the recoverable amounts of long-lived assets, fair value of embedded derivatives associated with streaming transactions, estimated recoverable reserves and resources and the valuation of other assets and liabilities such as decommissioning and restoration provisions and the accounting for income taxes. These critical accounting estimates are consistent with those outlined in more detail in our 2015 annual consolidated financial statements and Management’s Discussion and Analysis.

26     Teck Resources Limited 2016 Second Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

REVENUE
Steelmaking coal	$678	$764	$1,343	$1,629

Copper
Highland Valley Copper	217	322	419	476
Antamina	158	147	275	296
Quebrada Blanca	53	78	111	168
Carmen de Andacollo	87	122	181	237
Duck Pond	-	35	-	45
Other	2	-	10	5
	517	704	996	1,227

Zinc
Trail	480	452	947	930
Red Dog	131	150	282	384
Pend Oreille	15	19	30	19
Other	1	3	3	5
Inter-segment sales	(83)	(94)	(164)	(173)
	544	530	1,098	1,165
Energy	1	1	1	2
TOTAL REVENUE	$1,740	$1,999	$3,438	$4,023

GROSS PROFIT (LOSS)
Steelmaking coal	$52	$35	$59	$144

Copper
Highland Valley Copper	47	101	85	126
Antamina	75	70	119	143
Quebrada Blanca	(60)	(9)	(82)	(18)
Carmen de Andacollo	(2)	18	(10)	26
Duck Pond	-	(9)	-	(14)
Other	2	-	9	5
	62	171	121	268

Zinc
Trail	36	17	70	52
Red Dog	71	84	135	192
Pend Oreille	(5)	(1)	(12)	(1)
Other	(3)	5	(4)	5
	99	105	189	248
Energy	(1)	-	(2)	(1)
TOTAL GROSS PROFIT	$212	$311	$367	$659

27     Teck Resources Limited 2016 Second Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the table below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

OPERATING COSTS
Steelmaking coal	$262	$309	$546	$634

Copper
Highland Valley Copper	114	158	227	253
Antamina	48	39	90	83
Quebrada Blanca	57	57	104	120
Carmen de Andacollo	66	74	144	152
Duck Pond	-	31	-	42
Other	-	-	1	-
	285	359	566	650

Zinc
Trail	97	104	189	195
Red Dog	26	26	65	73
Pend Oreille	17	17	36	17
Other	4	(2)	7	-
	144	145	297	285

Energy	-	-	-	-
Total operating costs	$691	$813	$1,409	$1,569

TRANSPORTATION COSTS
Steelmaking coal	$216	$239	$436	$481

Copper
Highland Valley Copper	8	11	16	18
Antamina	4	4	8	8
Quebrada Blanca	1	1	2	3
Carmen de Andacollo	6	7	11	13
Duck Pond	-	1	-	2
	19	24	37	44

Zinc
Trail	35	31	70	67
Red Dog	16	19	38	46
Pend Oreille	1	-	1	-
	52	50	109	113
Total transportation costs	$287	$313	$582	$638

CONCENTRATE PURCHASES

Trail	$293	$280	$580	$576
Inter-segment purchases	(83)	(94)	(164)	(173)
Total concentrate purchases	$210	$186	$416	$403

28     Teck Resources Limited 2016 Second Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

ROYALTY COSTS
Steelmaking coal	$2	$1	$4	$4
Copper
Antamina	7	3	7	5
Duck Pond	-	1	-	1
	7	4	7	6

Zinc
Red Dog	7	6	20	42
Total royalty costs	$16	$11	$31	$52

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$146	$180	$298	$366

Copper
Highland Valley Copper	48	52	91	79
Antamina	24	31	51	57
Quebrada Blanca	55	29	87	63
Carmen de Andacollo	17	23	36	46
Duck Pond	-	11	-	14
	144	146	265	259

Zinc
Trail	19	20	38	40
Red Dog	11	15	24	31
Pend Oreille	2	3	5	3
	32	38	67	74
Energy	2	1	3	3
Total depreciation and amortization	$324	$365	$633	$702
TOTAL COST OF SALES	$1,528	$1,688	$3,071	$3,364

29     Teck Resources Limited 2016 Second Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

Steelmaking coal	$76	$108	$171	$209

Copper
Highland Valley Copper	18	35	39	64
Antamina	16	15	43	31
Quebrada Blanca	-	-	-	3
Carmen de Andacollo	1	1	2	2
	35	51	84	100

Zinc
Red Dog	11	16	26	32
Total	$122	$175	$281	$341

30     Teck Resources Limited 2016 Second Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended June 30,		Six months ended June 30,
Steelmaking coal	2016	2015	2016	2015

Waste production (million BCM’s)	64.6	70.7	131.0	134.6
Clean coal production (million tonnes)	6.7	6.6	13.3	13.4

Clean coal strip ratio (waste BCM’s/coal tonnes)	9.8:1	10.8:1	9.9:1	10.1:1
Sales (million tonnes)	6.3	6.5	12.8	13.3

Highland Valley Copper

Tonnes mined (000's)	28,878	30,874	56,153	56,866
Tonnes milled (000's)	12,456	11,625	23,908	22,768

Copper
Grade (%)	0.36	0.39	0.34	0.35
Recovery (%)	87.7	88.1	86.7	87.9
Production (000's tonnes)	38.7	40.1	69.5	70.0
Sales (000's tonnes)	37.8	45.5	71.7	67.0
Molybdenum
Production (million pounds)	0.9	0.9	1.8	1.8
Sales (million pounds)	0.9	0.9	1.8	2.2

Antamina

Tonnes mined (000's)	62,794	56,944	117,977	106,731
Tonnes milled (000's)
Copper-only ore	12,785	10,355	21,865	19,281
Copper-zinc ore	1,926	4,476	5,260	8,430
	14,711	14,831	27,125	27,711
Copper (1)
Grade (%)	0.90	0.74	0.96	0.76
Recovery (%)	90.6	81.4	89.7	81.3
Production (000's tonnes)	118.8	86.2	227.7	168.4
Sales (000's tonnes)	130.5	80.4	220.6	161.5

Zinc (1)
Grade (%)	1.47	1.43	1.52	1.57
Recovery (%)	81.9	78.3	82.7	79.9
Production (000's tonnes)	22.8	56.4	64.6	104.4
Sales (000's tonnes)	10.7	48.5	53.1	103.6

Molybdenum
Production (million pounds)	3.7	1.3	5.2	2.3
Sales (million pounds)	2.1	1.0	3.3	2.1

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

31     Teck Resources Limited 2016 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
Quebrada Blanca	2016	2015	2016	2015

Tonnes mined (000's)	2,325	6,920	5,779	13,250
Tonnes placed (000's)
Heap leach ore	1,162	1,814	2,443	3,352
Dump leach ore	298	1,421	607	1,886
	1,460	3,235	3,050	5,238
Grade (SCu%) (1)
Heap leach ore	0.54	0.67	0.53	0.69
Dump leach ore	0.23	0.31	0.20	0.30

Production (000's tonnes)
Heap leach ore	5.1	7.0	10.6	13.9
Dump leach ore	3.3	4.5	6.6	9.8
	8.4	11.5	17.2	23.7

Sales (000's tonnes)	8.5	10.1	17.5	22.3

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	7,416	7,048	14,880	14,002
Tonnes milled (000’s)	4,208	4,545	8,512	8,655
Copper
Grade (%)	0.42	0.44	0.43	0.45
Recovery (%)	89.0	88.4	89.4	88.0
Production (000’s tonnes)	15.9	17.8	32.8	33.9
Sales (000’s tonnes)	15.8	17.4	32.8	33.6

Gold (1)
Production (000’s ounces)	11.7	11.8	25.3	22.1
Sales (000’s ounces)	11.6	10.4	23.8	19.7

Copper cathode
Production (000’s tonnes)	1.0	1.2	1.9	2.2
Sales (000’s tonnes)	1.1	1.0	1.8	2.0

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.

32     Teck Resources Limited 2016 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
Trail	2016	2015	2016	2015

Concentrate treated (000’s tonnes)
Zinc	127	129	265	273
Lead	42	28	89	64
Metal production
Zinc (000's tonnes)	69.1	75.2	147.7	150.4
Lead (000's tonnes)	26.8	16.1	53.3	37.9
Silver (million ounces)	6.4	4.9	12.4	10.6
Gold (000's ounces)	14.5	13.4	27.9	28.4

Metal sales
Zinc (000's tonnes)	72.1	78.1	149.6	151.3
Lead (000's tonnes)	27.0	16.8	50.6	37.9
Silver (million ounces)	6.4	4.9	12.3	10.5
Gold (000's ounces)	12.3	12.7	27.5	29.3

Red Dog

Tonnes mined (000's)	3,529	3,268	7,154	6,310
Tonnes milled (000's)	1,057	1,093	2,139	2,156
Zinc
Grade (%)	17.4	16.5	17.4	16.5
Recovery (%)	83.3	85.8	83.3	84.6
Production (000's tonnes)	152.9	154.7	310.0	300.6
Sales (000's tonnes)	84.8	80.3	196.0	214.0
Lead
Grade (%)	4.6	4.8	4.9	4.7
Recovery (%)	55.3	58.8	56.6	60.5
Production (000's tonnes)	27.1	31.0	59.4	61.7
Sales (000's tonnes)	-	5.6	-	5.6

Pend Oreille (1)

Tonnes mined (000's)	202	161	393	274
Tonnes milled (000's)	159	159	336	282
Zinc
Grade (%)	5.8	6.4	5.6	6.0
Recovery (%)	85.2	83.1	85.7	84.4
Production (000's tonnes)	7.9	8.4	16.2	14.4
Sales (000's tonnes)	7.7	8.4	16.2	14.4
Lead
Grade (%)	1.2	1.4	1.1	1.5
Recovery (%)	68.5	70.8	65.1	72.5
Production (000's tonnes)	1.3	1.5	2.5	3.0
Sales (000's tonnes)	1.2	1.5	2.5	3.0

Note:
(1)	Includes pre-commercial production and sales in the first quarter of 2015.

33     Teck Resources Limited 2016 Second Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales for our coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product,
34     Teck Resources Limited 2016 Second Quarter News Release

the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015
Profit attributable to shareholders	$15	$63	$109	$131
Finance expense net of finance income	82	78	170	156
Provision for income and resource taxes	47	90	73	153
Depreciation and amortization	324	365	633	702
EBITDA	$468	$596	$985	$1,142

35     Teck Resources Limited 2016 Second Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Gross profit	$212	$311	$367	$659
Depreciation and amortization	324	365	633	702
Gross profit before depreciation and amortization	$536	$676	$1,000	$1,361

Reported as:
Steelmaking coal	$198	$215	$357	$510

Copper
Highland Valley Copper	95	153	176	205
Antamina	99	101	170	200
Quebrada Blanca	(5)	20	5	45
Carmen de Andacollo	15	41	26	72
Duck Pond	-	2	-	-
Other	2	-	9	5
	206	317	386	527

Zinc
Trail	55	37	108	92
Red Dog	82	99	159	223
Pend Oreille	(3)	2	(7)	2
Other	(3)	5	(4)	5
	131	143	256	322

Energy	1	1	1	2
Gross profit before depreciation and amortization	$536	$676	$1,000	$1,361

36     Teck Resources Limited 2016 Second Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2016	2015	2016	2015

Cost of sales as reported	$626	$729	$1,284	$1,485
Less:
Transportation	(216)	(239)	(436)	(481)
Depreciation and amortization	(146)	(180)	(298)	(366)
Inventory write-down	-	(15)	(5)	(15)
Adjusted cash cost of sales	$264	$295	$545	$623
Tonnes sold (millions)	6.3	6.5	12.8	13.3

Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$42	$45	$43	$47
Transportation	34	36	34	36
Inventory write-down	-	2	-	1
Cash unit costs - CAD$/tonne	$76	$83	$77	$84

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.29	$1.23	$1.33	$1.24
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$32	$36	$32	$38
Transportation	27	30	26	29
Inventory write-down	-	2	-	1
Cash unit costs - US$/tonne	$59	$68	$58	$68

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

37     Teck Resources Limited 2016 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2016	2015	2016	2015

Revenue as reported	$517	$704	$996	$1,227
By-product revenue (A) (1)	(25)	(66)	(57)	(128)
Smelter processing charges	57	62	112	104
Adjusted revenue	$549	$700	$1,051	$1,203
Cost of sales as reported	$455	$533	$875	$959
Less:
Depreciation and amortization	(144)	(146)	(265)	(259)
Inventory write-down	-	(3)	-	(8)
Labour settlement charges	-	-	(15)	-
By-product cost of sales (B) (1)	-	(10)	(10)	(21)
Adjusted cash cost of sales	$311	$374	$585	$671

Payable pounds sold (millions) (C)	197.7	207.2	370.7	359.1

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.57	$1.81	$1.58	$1.87
Smelter processing charges	0.29	0.30	0.30	0.29
Total cash unit costs - CAD$/pound (D)	$1.86	$2.11	$1.88	$2.16

Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	$(0.13)	$(0.27)	$(0.13)	$(0.30)
Net cash unit cost CAD$/pound (2)	$1.73	$1.84	$1.75	$1.86

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.29	$1.23	$1.33	$1.24

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.22	$1.47	$1.18	$1.51
Smelter processing charges	0.22	0.24	0.23	0.24
Total cash unit costs - US$/pound (1)	$1.44	$1.71	$1.41	$1.75
Cash margin for by-products – US$/pound	$(0.10)	$(0.22)	$(0.10)	$(0.24)
Net cash unit costs – US$/pound	$1.34	$1.49	$1.31	$1.51

Notes:
(1)	By-products includes both by-products and co-products.
(2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.

38     Teck Resources Limited 2016 Second Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the headings “Outlook,” that appear in this release but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated cost and production forecasts at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), our target to complete 2016 with at least $700 million in cash, our expectation to further reduced cash unit costs at our steelmaking coal operations, plans and expectations for our development projects, the impact of currency exchange rates, the expected timing and amount of production at the Fort Hills oil sands project and our remaining capital commitment at Fort Hills, our expectation that a new environmental permit at Quebrada Blanca will be approved in the third quarter, our expectation that the SEIA for Quebrada Blanca Phase 2 initiatives will be filed in the third quarter of 2016, timing for the commencement of the NuevaUnión feasibility study, the expectation that the adjustments to our tax provision each quarter related to the expiry of the Antamina stability agreement will not be significant on an overall basis, and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. Statements regarding Fort Hills are based, in part, on the assumption that the project proceeds in accordance with the 2013 project approval. Statements regarding the timing of the SEIA filing for Quebrada Blanca 2 include assumptions as to the progress of the permitting process of the existing facilities and the completion of baseline studies. Our forecast of at least $700 million in cash at the end of 2016 is based on current prices and exchange rates and assumes no unusual transactions or events occur and that we meet our full year guidance for production, costs and capital expenditures. Assumptions regarding the impact of foreign exchange are based on current commodity prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal
39     Teck Resources Limited 2016 Second Quarter News Release

proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction and production schedules and costs may be adjusted by our partners.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices for the quarter depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2016 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, July 28, 2016. A live audio webcast of the conference call, together with supporting presentation slides, will be available on our website at www.teck.com. The webcast will be archived at www.teck.com

.

40     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2016
(Unaudited)

Teck

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except for share data)	2016	2015	2016	2015

Revenues	$1,740	$1,999	$3,438	$4,023

Cost of sales	(1,528)	(1,688)	(3,071)	(3,364)
Gross profit	212	311	367	659

Other operating expenses
General and administration	(21)	(24)	(46)	(49)
Exploration	(11)	(15)	(22)	(28)
Research and development	(6)	(13)	(17)	(20)
Other operating income (expense) (Note 2)	(28)	(21)	(18)	(88)
Profit from operations	146	238	264	474

Finance income	2	-	10	1
Finance expense (Note 3)	(84)	(78)	(180)	(157)
Non-operating income (expense) (Note 4)	(7)	(2)	83	(24)
Share of income (losses) of associates and joint ventures	2	-	3	(1)
Profit before taxes	59	158	180	293

Provision for income taxes	(47)	(90)	(73)	(153)
Profit for the period	$12	$68	$107	$140

Profit (loss) attributable to:
Shareholders of the company	$15	$63	$109	$131
Non-controlling interests	(3)	5	(2)	9
Profit for the period	$12	$68	$107	$140

Earnings per share
Basic	$0.03	$0.11	$0.19	$0.23

Diluted	$0.03	$0.11	$0.19	$0.23

Weighted average shares outstanding (millions)	576.3	576.2	576.3	576.2

Shares outstanding at end of period (millions)	576.3	576.2	576.3	576.2

42     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Profit for the period	$12	$68	$107	$140

Other comprehensive income (loss) in the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(5), $(15), $(62) and $76)	-	(12)	(61)	97
Change in fair value of available-for-sale financial instruments (net of taxes of $nil, $nil, $(2) and $(1))	2	3	16	7
Cash flow hedges (net of taxes of $nil, $(1), $nil and $(1))	-	4	-	4
	2	(5)	(45)	108
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $18, $(23), $44,and $(18))	(40)	44	(95)	34
Total other comprehensive income (loss) for the period	(38)	39	(140)	142
Total comprehensive income (loss) for the period	$(26)	$107	$(33)	$282
Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(38)	$40	$(137)	$135
Non-controlling interests	-	(1)	(3)	7
	$(38)	$39	$(140)	$142
Total comprehensive income (loss) attributable to:
Shareholders of the company	$(23)	$103	$(28)	$266
Non-controlling interests	(3)	4	(5)	16
	$(26)	$107	$(33)	$282

43     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Operating activities
Profit for the period	$12	$68	$107	$140
Depreciation and amortization	324	365	633	702
Provision for income taxes	47	90	73	153
Gain on sale of investments and assets	(63)	(6)	(79)	(41)
Foreign exchange (gains) losses	6	-	(82)	21
Loss on debt repurchase	27	-	27	-
Finance expense	84	78	180	157
Income taxes paid	(43)	(84)	(87)	(144)
Other	54	(6)	78	30
Net change in non-cash working capital items	(109)	(170)	(138)	(309)
	339	335	712	709
Investing activities
Purchase of property, plant and equipment	(325)	(329)	(623)	(700)
Capitalized production stripping costs	(122)	(175)	(281)	(341)
Expenditures on financial investments and other assets	(25)	(11)	(47)	(54)
Proceeds from the sale of investments and other assets	89	22	106	64
	(383)	(493)	(845)	(1,031)
Financing activities
Issuance of debt	1,567	28	1,567	28
Repayment of debt	(1,624)	(42)	(1,630)	(57)
Debt interest and finance charges paid	(74)	(42)	(283)	(221)
Dividends paid	(29)	-	(29)	(259)
Distributions to non-controlling interests	(1)	(3)	(2)	(5)
	(161)	(59)	(377)	(514)

Effect of exchange rate changes on cash and cash equivalents	(9)	(23)	(106)	134
Decrease in cash and cash equivalents	(214)	(240)	(616)	(702)
Cash and cash equivalents at beginning of period	1,485	1,567	1,887	2,029
Cash and cash equivalents at end of period	$1,271	$1,327	$1,271	$1,327

44     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
(CAD$ in millions)	2016	2015

ASSETS

Current assets
Cash and cash equivalents	$1,271	$1,887
Current income taxes receivable	150	183
Trade accounts receivable	1,025	1,115
Inventories	1,561	1,620
	4,007	4,805

Financial and other assets	873	936
Investments in associates and joint ventures	966	939
Property, plant and equipment	26,859	26,791
Deferred income tax assets	107	90
Goodwill	1,099	1,127
	$33,911	$34,688

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,438	$1,673
Current income taxes payable	18	25
Debt (Note 5)	64	28
	1,520	1,726

Debt (Note 5)	8,940	9,606
Deferred income tax liabilities	4,730	4,828
Deferred consideration	713	785
Retirement benefit liabilities	671	591
Other liabilities and provisions	759	515
	17,333	18,051
Equity
Attributable to shareholders of the company	16,362	16,407
Attributable to non-controlling interests	216	230
	16,578	16,637
	$33,911	$34,688

45     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Six months ended June 30,
(CAD$ in millions)	2016	2015

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,627	6,502
Issued on exercise of options	1	-
End of period	6,628	6,502

Retained earnings
Beginning of period	9,174	11,723
Profit for the period attributable to shareholders of the company	109	131
Dividends declared	(29)	(86)
Remeasurements of retirement benefit plans	(95)	34
End of period	9,159	11,802

Contributed surplus
Beginning of period	173	149
Share option compensation expense	11	11
End of period	184	160

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 6(b))
Beginning of period	426	225
Other comprehensive income (loss)	(137)	135
Less remeasurements of retirement benefit plans recorded in retained earnings	95	(34)
End of period	384	326

Non-controlling interests
Beginning of period	230	230
Profit (loss) for the period attributable to non-controlling interests	(2)	9
Other comprehensive income (loss) attributable to non-controlling interests	(3)	7
Other	(7)	9
Dividends or distributions	(2)	(5)
End of period	216	250
Total equity	$16,578	$19,047

46     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. The Audit Committee of the Board of Directors authorized these financial statements for issue on July 27, 2016.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Settlement pricing adjustments	$(1)	$(32)	$26	$(76)
Share-based compensation (Note 6(a))	(42)	2	(69)	(12)
Environmental and care and maintenance costs	(23)	13	(40)	1
Social responsibility and donations	(4)	(1)	(20)	(4)
Gain on sale of assets	36	1	50	36
Commodity derivatives	29	3	64	(12)
Other	(23)	(7)	(29)	(21)
	$(28)	$(21)	$(18)	$(88)

3.	FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Debt interest	$110	$107	$223	$212
Letters of credit and standby fees	9	4	23	7
Financing fees and discount amortization	2	2	4	4
Net interest expense on retirement benefit plans	3	2	6	6
Accretion on decommissioning and restoration provisions	13	16	25	31
Other	7	2	12	4
	144	133	293	264
Less capitalized borrowing costs	(60)	(55)	(113)	(107)
	$84	$78	$180	$157

47     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2016	2015	2016	2015

Foreign exchange gains (losses)	$(6)	$-	$82	$(21)
Provision for marketable securities	(1)	(6)	(1)	(7)
Gain on sale of investments	27	4	29	4
Debt repurchase costs (Note 5(b))	(27)	-	(27)	-
	$(7)	$(2)	$83	$(24)

5.	DEBT

(CAD$ in millions)	June 30, 2016		December 31, 2015
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

3.15% notes due January 2017 (US$34 million) (b)	$44	$44	$415	$380
3.85% notes due August 2017 (US$16 million) (b)	20	21	413	354
2.5% notes due February 2018 (US$22 million) (b)	29	30	689	534
3.0% notes due March 2019 (US$278 million) (b)	358	339	689	431
4.5% notes due January 2021 (US$500 million)	642	568	688	364
8.0% notes due January 2021 (US$650 million) (a)	832	865	-	-
4.75% notes due January 2022 (US$700 million)	900	774	964	474
3.75% notes due February 2023 (US$750 million)	958	742	1,026	496
8.5% notes due June 2024 (US$600 million) (a)	775	804	-	-
6.125% notes due October 2035 (US$700 million)	888	646	952	440
6.0% notes due August 2040 (US$650 million)	836	597	895	386
6.25% notes due July 2041 (US$1,000 million)	1,277	924	1,368	623
5.2% notes due March 2042 (US$500 million)	637	426	682	300
5.4% notes due February 2043 (US$500 million)	639	425	684	340
Antamina term loan due April 2020	29	29	31	31
Other	140	140	138	138
	9,004	7,374	9,634	5,291
Less current portion of long-term debt	(64)	(64)	(28)	(28)
	$8,940	$7,310	$9,606	$5,263

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 10). The fair values of debt increased due to a reduction in our credit spread and a reduction in risk-free interest rates, partially offset by a strengthening Canadian dollar.

48     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	DEBT, continued

a)	Notes Issued

In June 2016, we issued US$650 million of senior unsecured notes due June 2021 (2021 notes) and US$600 million of senior unsecured notes due June 2024 (2024 notes). The 2021 notes have a coupon of 8.00% per annum and an effective interest rate, after taking into account issuance costs and the prepayment option value, of 8.22%. These notes were issued at par value and are callable on or after June 1, 2018 at pre-defined prices based on the date of redemption. Prior to June 1, 2018, the 2021 notes can be redeemed, in whole or in part, at a redemption price equal to the principal amount plus accrued interest and a make-whole call premium. The 2024 notes have a coupon of 8.50% per annum and an effective interest rate, after taking into account issuance costs and the prepayment option value, of 8.49%. These notes were issued at par value and are callable on or after June 1, 2019 at predefined prices based on the date of redemption. Prior to June 1, 2019, the 2024 notes can be redeemed, in whole or in part, at a redemption price equal to the principal amount plus accrued interest and a make-whole call premium. Our obligations under these notes are guaranteed on a senior unsecured basis by Teck Metals Ltd. (TML), Teck Coal Partnership, Teck Financial Corporation Ltd., TCL U.S. Holdings Ltd. and Teck Alaska Incorporated, each a wholly owned subsidiary of Teck. The 2016 indenture limits the aggregate amount of additional indebtedness for borrowed money the subsidiary guarantors may guarantee or otherwise incur to 10% of consolidated net tangible assets, subject to certain specified exceptions.

Net proceeds from these issuances, after underwriting and issuance costs, were US$1.227 billion. The net proceeds and available cash were used to finance the note tender offer and purchases described below in Note 5(b).

The 2021 notes and 2024 notes include prepayment options that are considered to be embedded derivatives. At June 30, 2016, these prepayment options are recorded as other assets on the balance sheet at fair values of $8 million and $14 million for the 2021 and 2024 notes, respectively, based on current market interest rates for similar instruments and our credit spread. Changes in the fair value of the embedded derivatives are recorded in non-operating income (expense). To June 30, 2016 the value of the prepayment options did not change by a significant amount.

b)	Notes Tender Offer

In June 2016, we purchased US$1.25 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers. The purchased notes comprise US$266 million of 3.15% notes due 2017, US$284 million of 3.85% notes due 2017, US$478 million of 2.50% notes due 2018 and US$222 million of 3.00% notes due 2019. The total cost of the purchases, including the premium for the purchase, was US$1.267 billion. We recorded a pre-tax accounting charge of $27 million (after-tax $23 million) in non-operating income (expense) (Note 4) in the three and six months ended June 30, 2016, in connection with the purchases.

c)	Revolving Facilities

At June 30, 2016, we had two committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion, respectively. The US$3.0 billion facility is available until July 2020, includes a letter of credit sub-limit of US$1.0 billion and is undrawn at June 30, 2016. The US$1.2 billion facility was amended as described below, can be fully drawn for cash or letters of credit, and has an aggregate of US$806 million in outstanding letters of credit at June 30, 2016.

In June 2016, we made certain amendments to the terms of our US$1.2 billion credit facility, including an extension of the maturity date from June 2017 to June 2019.  Lenders holding aggregate commitments of US$200 million declined to extend and as such the size of the facility will reduce to US$1 billion in June 2017. As part of the extension, Teck agreed to provide subsidiary guarantees for the benefit of the credit facility and as a result our obligations under this agreement are guaranteed on a senior unsecured basis by TML, Teck Coal Partnership, Teck Financial Corporation Ltd., TCL U.S. Holdings Ltd. and Teck Alaska Incorporated, each a wholly owned subsidiary of Teck. The amended credit facility contains covenants in addition to those contained in the original facility, including restrictions on new liens and guaranteed indebtedness.

49     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	DEBT, continued

The amendments limit the amount of secured debt and guaranteed debt that Teck may issue. The maximum amount of secured debt that Teck and the guarantor subsidiaries may incur without securing the credit facility is equal to 4% of Teck's consolidated net tangible assets, or US$1 billion, whichever is greater. The maximum amount of debt (including secured debt) guaranteed or incurred by the guarantor subsidiaries and other material subsidiaries (not including subsidiaries organized in Chile) is equal to 9% of Teck’s consolidated net tangible assets, or US$2.25 billion, whichever is greater. There are specific exemptions to each of the restrictions. Teck is also subject to covenants regarding asset sales and future subsidiary guarantors. Teck has provided the same subsidiary guarantees noted above to our obligations under the US$3.0 billion credit facility maturing July 2020, our uncommitted credit facilities and certain hedging lines. The terms of those other credit facilities have not been amended. At June 30, 2016, Teck’s consolidated net tangible assets were $31 billion (US$24 billion).

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. Amounts outstanding under the US$3.0 billion facility bear interest at LIBOR plus an applicable margin based on our credit ratings, which is 225 basis points when our credit ratings are below investment grade. Amounts outstanding under the US$1.2 billion facility bear interest at LIBOR plus an applicable margin based on our leverage. Based on our June 30, 2016 leverage ratio, the applicable margin is 350 basis points. Both facilities require that our total debt-to-capitalization ratio not exceed 0.5 to 1.0. As at June 30, 2016, our ratio was 0.35 to 1.0.

As a result of the loss of our investment grade ratings, we have been required to deliver letters of credit to satisfy financial security requirements under power purchase contracts at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. At June 30, 2016, we had an aggregate of US$806 million in outstanding letters of credit for these contracts, of which US$672 relates to the Quebrada Blanca power purchase contracts. These letters of credit will be terminated if and when we regain investment grade ratings or reduced if and when certain project milestones are reached.

We also maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at June 30, 2016, these facilities totalled $1.65 billion and outstanding letters of credit issued thereunder were $1.5 billion. These facilities are typically renewed on an annual basis. From time to time, at our election, we may reduce the fees paid to banks issuing letters of credit by making short-term deposits of excess cash with those banks. The deposits earn a market rate of interest and are refundable on demand. At June 30, 2016, we had $587 million (2015 – $732 million) of such deposits.

6.	EQUITY

a)	Share-Based Compensation

During the first two quarters of 2016, we granted 8,945,420 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $5.48, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $1.81 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 0.72%, a dividend yield of 1.85% and an expected volatility of 46%.

During the first two quarters of 2016, we issued 4,876,584 deferred, restricted and performance share units to employees and directors. Deferred, restricted and performance share units issued vest immediately for directors and vest in three years for employees. Furthermore, the performance share units have a performance vesting criterion that may increase or decrease the number of units ultimately vested. The total number of deferred, restricted and performance share units outstanding at June 30, 2016 was 8,423,137.

50     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	EQUITY, continued

A share-based compensation expense of $42 million (2015 - $2 million compensation recovery) and $69 million (2015 - $12 million) was recorded for the three and six months ended June 30, 2016, respectively, in respect of all outstanding share options and units.
b)	Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are:

	June 30,	June 30,
(CAD$ in millions)	2016	2015

Currency translation differences	$376	$332
Unrealized gain on available-for-sale financial instruments (net of tax of $(4) and $(1))	27	11
Share of other comprehensive income of associates and joint ventures	3	-
	$406	$343

Accumulated other comprehensive income attributable to:
Shareholders of the company	$384	$326
Non-controlling interests	22	17
	$406	$343

c)	Dividends

Dividends of $0.05 per share (totaling $29 million) were paid on June 30, 2016 on our Class A common and Class B subordinate voting shares on record at June 15, 2016.

51     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments — steelmaking coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

	Three months ended June 30, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$678	$517	$627	$1	$-	$1,823
Less: Inter-segment revenues	-	-	(83)	-	-	(83)
Revenues	678	517	544	1	-	1,740
Cost of sales	(626)	(455)	(445)	(2)	-	(1,528)
Gross profit (loss)	52	62	99	(1)	-	212
Other operating income (expense)	(8)	9	(1)	4	(70)	(66)
Profit (loss) from operations	44	71	98	3	(70)	146

Net finance expense	(5)	(10)	(5)	(1)	(61)	(82)
Non-operating income (expense)	-	(1)	(2)	-	(4)	(7)
Share of income of associates and joint ventures	-	1	-	-	1	2
Profit (loss) before taxes	39	61	91	2	(134)	59
Capital expenditures	$84	$75	$50	$237	$1	$447

52     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Three months ended June 30, 2015
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$764	$704	$624	$1	$-	$2,093
Less: Inter-segment revenue	-	-	(94)	-	-	(94)
Revenues	764	704	530	1	-	1,999
Cost of sales	(729)	(533)	(425)	(1)	-	(1,688)
Gross profit	35	171	105	-	-	311
Other operating income (expense)	(7)	(49)	27	(4)	(40)	(73)
Profit (loss) from operations	28	122	132	(4)	(40)	238

Net finance expense	(8)	(5)	(8)	-	(57)	(78)
Non-operating income (expense)	-	1	(2)	-	(1)	(2)
Profit (loss) before taxes	20	118	122	(4)	(98)	158
Capital expenditures	$131	$119	$41	$213	$-	$504

	Six months ended June 30, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,343	$996	$1,262	$1	$-	$3,602
Less: Inter-segment revenues	-	-	(164)	-	-	(164)
Revenues	1,343	996	1,098	1	-	3,438
Cost of sales	(1,284)	(875)	(909)	(3)	-	(3,071)
Gross profit	59	121	189	(2)	-	367
Other operating income (expense)	(37)	40	(8)	3	(101)	(103)
Profit (loss) from operations	22	161	181	1	(101)	264

Net finance expense	(10)	(13)	(12)	(1)	(134)	(170)
Non-operating income (expense)	(4)	(2)	(9)	-	98	83
Share of income of associates and joint ventures	-	2	-	-	1	3
Profit (loss) before taxes	8	148	160	-	(136)	180
Capital expenditures	190	156	101	456	1	904
Goodwill	701	398	-	-	-	1,099
Total assets	14,497	9,348	3,307	3,855	2,904	33,911
Net assets	$9,968	$5,953	$2,513	$3,449	$(5,305)	$16,578

53     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

7.	SEGMENTED INFORMATION, continued

	Six months ended June 30, 2015
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,629	$1,227	$1,338	$2	$-	$4,196
Less: Inter-segment revenues	-	-	(173)	-	-	(173)
Revenues	1,629	1,227	1,165	2	-	4,023
Cost of sales	(1,485)	(959)	(917)	(3)	-	(3,364)
Gross profit	144	268	248	(1)	-	659
Other operating income (expense)	(19)	(88)	7	(5)	(80)	(185)

Profit (loss) from operations	125	180	255	(6)	(80)	474

Net finance expense	(15)	(7)	(17)	-	(117)	(156)
Non-operating income (expense)	20	(1)	21	-	(64)	(24)
Share of losses of associates and joint ventures	-	-	-	-	(1)	(1)
Profit (loss) before taxes	130	172	259	(6)	(262)	293
Capital expenditures	257	244	73	466	1	1,041
Goodwill	1,203	546	-	-	-	1,749
Total assets	16,991	10,633	3,431	3,821	2,372	37,248
Net assets	$11,507	$7,839	$2,579	$3,182	$(6,060)	$19,047

54     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2016, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA reached an agreement regarding the remediation to be undertaken in 2015, which has been completed, and additional sampling is under way.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in phases of the case. A hearing with respect to the claims of the Tribal plaintiffs in respect of approximately $9 million of past response costs was held in December, and a decision is pending.

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion did not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs, who have subsequently filed amended pleadings in relation to air emissions. The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent TML motion seeking reconsideration of the dismissal. TML has been granted leave to appeal these decisions in the Ninth Circuit on an interlocutory basis, and the appeal was heard in April 2016. On July 27, 2016 the Ninth Circuit unanimously ruled in favour of TML. We are reviewing the implications of the decision with counsel.

A hearing with respect to liability in connection with air emissions, if that claim survives, and past response costs has been deferred in light of the interlocutory appeal, and a subsequent hearing with respect to claims for natural resource damages and assessment costs is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.
55     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter resulting in the last two quarters of the year having higher profits and cash flows as finished inventories are sold.

10.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents and marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

56     Teck Resources Limited 2016 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2016 and December 31, 2015 are summarized in the following table:

(CAD$ in millions)	June 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$1,000	$-	$-	$1,000	$1,640	$-	$-	$1,640
Marketable equity securities	104	-	-	104	101	-	-	101
Debt securities	98	-	11	109	97	-	12	109
Settlements receivable	-	667	-	667	-	684	-	684
Derivative instruments and embedded derivatives	-	70	-	70	-	9	-	9
	$1,202	$737	$11	$1,950	$1,838	$693	$12	$2,543

Financial liabilities
Derivative instruments and embedded derivatives	$-	$4	$-	$4	$-	$16	$-	$16
Settlements payable	-	53	-	53	-	25	-	25
	$-	$57	$-	$57	$-	$41	$-	$41

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at June 30, 2016.

As at December 31, 2015, we measured certain non-financial assets at their recoverable amounts using a fair value less costs of disposal basis, which is classified as a Level 3 measurement.

57     Teck Resources Limited 2016 Second Quarter News Release